Exhibit 21.1

SUBSIDIARIES OF GARDEN STAGE LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
17 Uno Limited	British Virgin Islands	August 17, 2022	100%
I Win Holdings Limited	Hong Kong SAR	March 25, 2020	100%
I Win Securities Limited	Hong Kong SAR	November 10, 2016	100%
I Win Asset Management Limited	Hong Kong SAR	March 25, 2020	100%